Health Sciences Fund

Shareholder meeting
On December 1, 2004, a special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 5,416,269 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         5,298,019       118,250
Richard P. Chapman, Jr. 5,292,095       124,174
William H. Cunningham   5,292,069       124,200
Ronald R. Dion          5,296,819       119,450
Charles L. Ladner       5,293,897       122,372
Dr. John A. Moore       5,293,818       122,451
Patti McGill Peterson   5,291,747       124,522
Steven Pruchansky       5,294,370       121,899
James A. Shepherdson    5,293,700       122,569